

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Yongsheng Liu
Chairman and Chief Executive Officer
Goldenbridge Acquisition Ltd
15/F, Aubin House
171-172 Gloucester Road
Wanchai, Hong Kong

> **Re: Goldenbridge Acquisition Ltd**
> **Form 10-K for Fiscal Year Ended June 30, 2021**
> **Filed September 1, 2021**
> **Form 10-K/A for Fiscal Year Ended June 30, 2021**
> **Filed December 22, 2021, July 15, 2022 and August 10, 2022**
> **File No. 001-40132**

Dear Mr. Liu:

We have reviewed your August 10, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2022 letter.

Amendment No. 3 to Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2021 filed August 10, 2022

Business
Introduction, page 1

1. We note the revisions made in response to comment 1 and the focus on the legal and operational risks to the company post-business combination. However, we continue to note that your principal executive offices are located in Hong Kong, the SPAC Sponsor is located in Hong Kong, and a majority of your executive officers and/or directors are located in or have significant ties to Hong Kong. Both CF Disclosure Guidance: Topic

No. 10 (November 23, 2020) and the Sample Letter to China-Based Companies (December 20, 2021) indicate that a China-based issuer is a company based in China or Hong Kong. Therefore, we reissue comment one. Please clearly disclose the legal and operational risks associated with your company being based in China.

2. We partially reissue comment 2. Please disclose the risks that being based in China poses to investors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3.   We note your response to comment 3. Please disclose how you reached the determination that you are not required to obtain any licenses or approvals for offering securities to foreign investors and while seeking a target for the initial business combination, or to operate and to issue your securities to foreign investors and to list on a US exchange. To the extent you are relying upon the opinion of counsel, please identify counsel in the disclosure and file their consent as an exhibit.

Enforceability of Civil Liabilities, page 10

4. Please move this disclosure to a separate section on enforcement of liabilities, rather than a subsection of the business section. Please also revise to clarify that the sponsor is located in Hong Kong. Lastly, revise to discuss the cost and time constraints associated with seeking enforcement in China.

    You may contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Real Estate & Construction

cc: Giovanni Caruso